As filed with the Securities and Exchange Commission on October 24, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ENCORE MEDICAL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	65-0572565
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9800 Metric Blvd.

Austin, Texas 78758

(512) 832-9500

(Name, address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Harry L. Zimmerman

Executive Vice President – General Counsel, Secretary

Encore Medical Corporation

9800 Metric Blvd.

Austin, Texas 78758

(512) 832-9500

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to: Darrell R. Windham, Esq.

Winstead Sechrest & Minick P.C.

100 Congress Avenue, Suite 800

Austin, Texas 78701

(512) 474-4330

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities To be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Primary Offering:

Common Stock, par value $0.001 per share	7,000,000	$6.76	$47,320,000

Secondary Offering:

Common stock being sold by selling stockholders	6,500,000	$6.76	$43,940,000

TOTAL PRIMARY AND SECONDARY OFFERINGS:	13,500,000		$91,260,000	$7,382.93

(1)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933, solely for the purposes of calculating the registration fee, upon the basis of the average high and low prices of our common stock as reported on the Nasdaq National Market on October 23, 2003.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 24, 2003

PROSPECTUS

13,500,000 Shares

ENCORE MEDICAL CORPORATION

Common Stock

(par value $0.001 per share)

We may offer and sell, from time to time, in one or more offerings, either directly or pursuant to an underwriting agreement, no more than an aggregate of 7,000,000 shares of our common stock which we describe in this prospectus. Some stockholders of Encore Medical Corporation may offer and sell, from time to time, up to an aggregate of 6,500,000 shares of common stock under this prospectus. We will not receive any proceeds from the sale of common stock by our stockholders. See “Use of Proceeds” beginning on page 19 and “Selling Stockholders” beginning on page 19.

Each time we sell common stock registered under this prospectus we will provide a prospectus supplement that will contain specific information about the terms of that sale and may add to or update the information in the prospectus. This prospectus may not be used to sell our common stock unless accompanied by the applicable prospectus supplement. We urge you to read carefully this prospectus and any applicable prospectus supplement before you invest in our common stock.

Our common stock trades on Nasdaq National Market under the symbol “ENMC.” On October 23, 2003, the last reported sale price of our common stock on Nasdaq was $6.81.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 for a discussion of certain factors that you should consider before you invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus, together with a prospectus supplement, we may sell from time to time, in one or more offerings, no more than an aggregate of 7,000,000 shares of our common stock. In addition, some of our stockholders may offer and sell, from time to time, up to an aggregate of 6,500,000 shares of common stock under this prospectus.

In this prospectus the terms “we,” “us,” “our,” “the Company” and “Encore” refer to Encore Medical Corporation, a Delaware corporation, unless the context otherwise requires.

This prospectus provides you with a general description of the common stock that we and/or some of our stockholders may offer. Each time we and/or some of our stockholders sell common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that specific offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under “Where You Can Find More Information” before you invest in our common stock.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the risks described below and other information, including our consolidated financial statements and related notes previously included in our periodic reports filed with the SEC. If any of the factors or conditions summarized in the following risks actually occur, our business prospects, financial condition and results of operations could be materially harmed, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties of which we are unaware or which we currently deem immaterial also may become important factors that affect us.

Risks Related to Our Business and Industry

We have a history of net losses and may not be profitable in the future.

We have a history of net losses, and our net income for the year ended December 31, 2002 was only $6,000. Our net income for the year ended December 31, 2001 was $548,000. We did, however, incur in 2001 a $3.7 million charge resulting from the issuance of 132,353 shares of our Series A Preferred Stock on June 12, 2001, which has been included in our $3.2 million net loss attributable to common stock for the year ended December 31, 2001. The $3.7 million charge represents the beneficial conversion feature of our outstanding Series A Preferred Stock. We incurred a net loss of $3.3 million for the year ended December 31, 2000. Our net loss in 2000 was primarily attributable to (i) a $4.2 million charge resulting from an increase in our inventory reserves, and (ii) additional charges of approximately $2.0 million relating to specific items which are not part of our normal selling, general and administrative or research and development expenses. Moreover, the repayment of our senior subordinated debt to CapitalSource Finance LLC with the proceeds from our public offering which closed on August 11, 2003 resulted in a charge to our third quarter 2003 earnings of approximately $5.5 million, net of tax. We cannot assure you that we will not continue to incur net losses for the foreseeable future, which could cause our stock price to decline and adversely affect our ability to finance our business in the future.

If we fail to compete successfully against our competitors, our sales and operating results may be negatively affected and we may not achieve future growth.

The markets for our products are highly competitive. The market for our Surgical Division products is dominated by a small number of large companies. In each of our other divisions, there are both large and small companies with which we compete. We may not be able to meet the prices offered by our competitors or offer products similar to or more desirable than those offered by our competitors. Many of our competitors have:

•	greater financial and other resources;

•	more widely accepted products;

•	superior ability to maintain new product flow;

•	greater research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	stronger name recognition;

•	larger sales and distribution networks; and

•	international manufacturing facilities that enable them to avoid the transportation costs and foreign import duties associated with shipping domestically manufactured products to international customers.

These factors may be material to our ability to develop and sell our products. Our failure to compete effectively in developing and selling our products would have an adverse effect on our results of operations.

Our future success requires the continued development or licensing of new products and the enhancement of existing products.

The market for orthopedic devices and related products is characterized by new product development and corresponding obsolescence of existing products. Our competitors may develop new medical procedures, technology or products that are more effective than our current technology or products or that render our technology or products obsolete or uncompetitive, which could have a material adverse effect on us. We may not be able to develop successful new products or enhance existing products, obtain regulatory clearances and approval of such products, market such products in a commercially viable manner or gain market acceptance for such products. The failure to develop or license and market new products and product enhancements could materially and adversely affect our competitive position, which could cause a significant decline in our sales and profitability.

We rely on independent sales agents and third-party distributors to market and sell most of our products. If we fail to establish new sales and distribution relationships or maintain our existing relationships, or if our independent sales agents and third-party distributors fail to commit sufficient resources or are otherwise ineffective in selling our products, our results of operations and future growth will be adversely impacted.

Our success depends largely upon marketing arrangements with our independent sales agents and distributors. These persons may terminate their relationships with us or devote insufficient sales efforts to our products. We do not control the efforts these persons make to sell our products. Our failure to attract and retain skilled independent sales agents and distributors would have an adverse effect on our results of operations.

We anticipate that a significant portion of the growth in our Surgical Division will require affiliating with additional sales agents. We will face significant challenges and risks in training, managing and retaining additional qualified sales and marketing agents. We may not be able to retain a sufficient number of additional qualified personnel to create increased demand for our products. If we are unable to expand our sales and marketing team to sell our orthopedic devices and related products, our growth, results of operations and prospects may be negatively affected.

Our quarterly operating results are subject to substantial fluctuations, and you should not rely on them as an indication of our future results.

Our quarterly operating results may vary significantly due to a combination of factors, many of which are beyond our control. These factors include:

•	demand for our products;

•	our ability to meet the demand for our products;

•	increased competition;

•	the number, significance and timing of introduction of new products and enhancements by us or our competitors;

•	our ability to develop, introduce and market new and enhanced versions of our products on a timely basis;

•	changes in pricing policies by us or our competitors;

•	changes in the treatment practices of our surgeon customers;

•	the timing of significant orders and shipments;

•	availability of raw materials;

•	work stoppages or strikes in the health care industry; and

•	general economic factors.

Our quarterly sales and operating results have varied significantly in the past three years primarily as a result of our July 2001 acquisition of the assets which now comprise our Soft Goods Division and our acquisition of Chattanooga Group, Inc. in February 2002. We believe that our quarterly sales and operating results may vary significantly in the future. Period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. We cannot assure you that our sales will increase or be sustained in future periods or that we will be profitable in any future period. Any shortfalls in sales or earnings in any given period from levels expected by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock, and any other of our securities which we may issue in the future.

If our designing and consulting surgeons do not continue their affiliation with us, we may be unable to develop, design and test new medical devices or enhance our existing medical devices.

We have existing designing and consulting arrangements with surgeons who we believe are well recognized among their peers. We have developed and maintain close relationships with these surgeons. These professionals often become product champions, speaking about our products at medical seminars, assisting in the training of other professionals in the use and/or fitting of our products and providing us with feedback on the industry’s acceptance of our new products. If these arrangements terminate or are not renewed, our ability to develop, design and test new medical devices or enhancements to our existing medical devices, and our ability to operate successfully, could be materially and adversely affected. We cannot assure you that we will be successful in maintaining or renewing our designing and consulting arrangements with our current surgeons.

If surgeons do not recommend our surgical products, our sales may decline or we may be unable to increase our sales or generate profits.

An important factor in the overall demand for our surgical products is the recommendation by surgeons of these products to hospitals, patients and other surgeons. We may not obtain the necessary recommendations from surgeons. Acceptance of our surgical products depends on educating the medical community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our surgical products compared to the products offered by our competitors and on training surgeons in the proper application of our surgical products.

If product liability lawsuits are brought against us and we do not have adequate insurance, our business may be harmed.

The manufacture and sale of medical devices exposes us to significant risk of product liability claims, lawsuits and product recalls. In the past, as well as currently, we have been and are the subject of a number of product liability claims and lawsuits relating to our products. In the future, we may be subject to additional product liability claims, which could be costly and divert attention of management. We currently maintain product liability insurance with coverage limits of $20 million per occurrence and an annual aggregate maximum of $20 million. Insurance is expensive, continues to increase in cost, and in the future may not be available to us on acceptable terms, if at all. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur, and we will continue to be exposed to the risk that our claims may be excluded and that our insurers may become insolvent. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer materially and cause our stock price to fall. In addition, as a result of a product liability claim, we may have to recall some of our products, which could result in significant costs to us and cause our stock price to fall.

Efforts to acquire other companies or product lines could adversely affect our operations and financial results.

While we have no commitments or agreements to acquire other companies or products lines, we may pursue acquisitions of other companies or additional product lines. Our ability to grow through acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing, all of which can present difficulties. There can be no assurance that we will be able to identify and make acquisitions on acceptable terms or that we will be able to obtain financing for such acquisitions on acceptable terms. Even if we complete acquisitions, we may experience:

•	difficulties in integrating any acquired companies, personnel and product lines into our existing business;

•	delays in realizing the benefits of any acquired company or product lines;

•	diversion of our management’s time and attention from other business concerns;

•	limited or no direct prior experience in new markets or countries we may enter;

•	higher costs of integration than we anticipated;

•	assumption of undisclosed liabilities;

•	adverse market reaction;

•	difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions; or

•	additional risks we may assume in connection with our acquisitions.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets. We cannot assure you that we will be able to identify and consummate any future acquisitions or that any acquisition we consummate will be successful.

We have succeeded to contingent obligations as a result of the Chattanooga Group, Inc. acquisition and may have to use our cash to satisfy such obligations.

We are the subject of a Department of Commerce investigation of Chattanooga Group, Inc.’s export practices with respect to unlawfully trading with an embargoed country, and unlawfully preparing export documentation. The Department of Commerce investigation commenced prior to our February 2002 acquisition of the Chattanooga Group, Inc. To the extent we incur monetary fines, costs and legal expenses, the sellers from whom we purchased the capital stock of Chattanooga Group, Inc. have agreed to indemnify us and to pay all reasonable costs, expenses, settlements and fines in excess of the $176,000, which, as of September 27, 2003, was the remaining amount of what was accrued as a liability on Chattanooga Group, Inc.’s financial statements as of the date of the acquisition. With respect to legal expenses, the sellers are only obligated to indemnify and reimburse us for the legal expenses of the law firm currently handling the investigation or any other law firm of their choice. If upon final determination or settlement of the Department of Commerce investigation we ultimately incur total expenses or fines in an amount less than the accrual, which as of September 27, 2003 was $176,000, we shall owe the sellers the remainder of the accrual. When we acquired Chattanooga Group, Inc., $2.5 million of the sellers’ sale proceeds were placed in escrow to satisfy the sellers’ indemnity obligations to us, but, as of September 27, 2003, only $600,000 remained in escrow (and shall remain in escrow) through February 28, 2005 for such purpose in accordance with the terms of the escrow agreement. The fines or expenses which could be incurred by us as a result of this investigation could exceed the $600,000 escrowed amount, as well as the $5 million maximum amount for which the former owners of Chattanooga Group, Inc. have agreed to indemnify us. We are also subject to the risk that the sellers would be unable to pay to us any amounts they may ultimately owe us as a result of their indemnification obligations. In addition, we, as a successor in interest to Chattanooga Group, Inc., and our officers and employees might be subject to any criminal charges which could be commenced as a result of this investigation. The Department of Commerce also may revoke our export licenses or otherwise restrict our ability to export our products. Any suspension in our export license could result in a decrease in our foreign sales and, depending upon the length of and products subject to any suspension, could have a material adverse effect on our results of operations and prospects.

Our debt agreements impose restrictions on us which may limit or prohibit us from engaging in certain transactions. If a default were to occur, our lenders could accelerate the amounts of debt outstanding, and holders of our secured indebtedness could force us to sell our assets to satisfy all or a part of what is owed.

Covenants relating to our $25 million Bank of America senior credit facility and our $24 million senior subordinated notes credit facility (of which $5 million currently is outstanding as of October 24, 2003) held by CapitalSource Finance LLC restrict our ability to pay dividends, engage in various operational matters as well as require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control. These covenants and restrictions could limit our ability to obtain future financing, make needed capital expenditures or other investments, repurchase our outstanding debt or equity, withstand a future downturn in our business or in the economy, dispose of operations, engage in strategic acquisitions or mergers or otherwise conduct necessary corporate activities. Various transactions that we may view as important opportunities, such as possible acquisitions, are also subject to the consent of lenders under the senior credit facility and under the senior subordinated notes which consent may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

In the first and third quarters of 2002, we received from our lenders waivers of events of default related to our non-compliance with a covenant which requires us to achieve a minimum level of cash flow, based on earnings before interest, taxes, depreciation and amortization expenses. As our lenders did not exercise their right to declare a default, no default occurred. We amended our agreements with our senior lenders to modify our minimum cash flow covenant effective as of the second quarter of 2002. In addition, we further amended our agreements to modify our minimum cash flow covenant and some of our other financial covenants effective as of the fourth quarter of 2002. We amended and restated our agreements with both of our lenders effective as of September 26, 2003. These amendments improved our cost of borrowing and modified our financial covenants in a manner which generally increases the likelihood of our compliance. There can be no assurance that we will remain in compliance with these cash flow and other financial covenants or be able to obtain a waiver of default or amendments to our credit agreements in the future.

If a default under our Bank of America credit facility were to occur, the lenders under the credit facility could accelerate the amounts outstanding under the credit facility and our other lenders, principally CapitalSource Finance LLC as holder of the senior subordinated notes, could declare immediately due and payable all amounts borrowed under other instruments such as the senior subordinated notes that contain certain provisions for cross-acceleration or cross-default. Similarly, a default under the senior subordinated notes could permit CapitalSource Finance LLC, as holder, to accelerate amounts outstanding and our lenders, principally the lenders under our Bank of America credit facility, could declare immediately due and payable all amounts borrowed under the Bank of America credit facility because of the cross-acceleration and cross-default rights of those lenders. In addition, the lenders under these agreements could terminate their commitments to lend to us. If the lenders under these agreements accelerate the repayment of borrowings, we may not have sufficient liquid assets at that time to repay the amounts then outstanding under our indebtedness or be able to find additional alternative financing. Even if we could obtain additional alternative financing, the terms of the financing may not be favorable or acceptable to us.

The existing indebtedness under our senior credit facility and our senior subordinated notes is secured by substantially all of our assets. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or a part of what is owed. Our Bank of America senior credit facility also contains provisions prohibiting the modification of our outstanding senior subordinated notes held by CapitalSource Finance LLC, as well as limiting the ability to refinance these notes.

If we lose one of our key suppliers, one of our contract manufacturers stops making our products or if we have our distribution rights terminated or interrupted for those products that we distribute for others, we may lose sales and be unable to meet customer orders for our products in a timely manner or within our budget.

We rely on a limited number of foreign and domestic suppliers for the raw materials and components used in our products. One or more of our suppliers may decide for reasons beyond our control to cease supplying us with raw materials and components. Food and Drug Administration (the “FDA”) regulations may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components and in the case of a device with a pre-market approval, we may be required to obtain prior FDA permission, either of which could delay or prevent our access or use of such raw materials or components. If we are unable to obtain materials we need from our suppliers and we cannot obtain these materials from other sources, we may be unable to manufacture our products for a period of time or within our manufacturing budget, which could negatively impact our results of operations. We also act as a U.S. distributor for a foreign supplier of our spinal products under an agreement which is subject to termination for a number of reasons. Recently, we terminated a distribution agreement with another supplier of spinal products. We had approximately $683,000 in sales of this terminated foreign supplier’s spinal products in 2002. Failure to replace the spinal product sales of the recently terminated foreign supplier would negatively impact our results of operations. If the other distribution arrangement is terminated, it could also negatively impact our results of operations.

The products sold by our Soft Goods Division are primarily manufactured by a company located in Acuna, Mexico, which provides the required labor to us on a contract basis. If our agreement with the Mexican company is terminated and we were otherwise unable to find suitable contract labor, it could have a material adverse effect on our business, financial condition and results of operations.

Our Soft Goods Division’s reliance on our contract manufacturing facility in Mexico exposes us to related risks and uncertainties, including difficulties in staffing and managing international operations; controlling quality of manufacture; political, social and economic instability; interruptions and limitations in telecommunication services; product and/or material transportation delays or disruption; trade restrictions and changes in tariffs; import and export license requirements and restrictions; fluctuations in currency exchange rates; and potential adverse tax consequences. If any of these risks materialize, our international manufacturing operations and results from our Soft Goods Division, as well as our operating results, may be harmed.

If we cannot retain our key personnel, many of whom have been with us for less than three years, we will not be able to manage and operate successfully and we may not be able to meet our strategic objectives.

Our continued success depends, in part, upon key managerial, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We cannot assure you that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future.

Many of our existing management personnel have been employed by us for three years or less, including Paul Chapman, our President and Chief Operating Officer, who joined us when we acquired Chattanooga Group, Inc. in February 2002 and became our President in May 2003; Jack Cahill, our Executive Vice President, President-Surgical Division, who joined us in January 2001; and Scott Klosterman, our Executive Vice President, President-Chattanooga Group Division who joined us in February 2002. These executives have substantial experience and expertise in our business. Our future success depends to a significant extent on the ability of our executive officers and other members of our management team to operate effectively, both individually and as a group. We cannot be certain that we will be able to efficiently allocate responsibilities or that the new members of our executive team will succeed in their roles.

Issuances of our securities are subject to federal and state securities laws, and certain holders of common stock issued by us in prior offerings may be entitled to rescind their purchases.

Issuances of securities are subject to federal and state securities laws. From January 1997 through June 2003, certain participants in our 401(k) Profit Sharing Plan purchased shares of our common stock for inclusion in their respective 401(k) plan accounts. By failing to register properly our 401(k) plan or the shares purchased thereunder, we may not have complied with various requirements of applicable federal securities laws. In such situations a number of remedies may be available to regulatory authorities and the participants for whose accounts the trustee of the 401(k) plan purchased shares of our common stock, including, without limitation, a right of rescission, civil penalties, a restraining order or injunction, and a court order to pay restitution and costs. As a result, we agreed with the underwriters of our public offering which closed August 11, 2003 to commence within forty-five days after the closing date of our public offering a rescission offer with respect to shares of our common stock sold to participants under our 401(k) plan within the time period covered by the rescission offer. At the time of our public offering, our common stock was trading at prices substantially below current trading prices. Because of the recent increase in the market price of our common stock, however, we subsequently have agreed with the underwriters of our August 2003 public offering that we will need to make this rescission offer only in the event that the daily per share closing price of our common stock (as quoted on the Nasdaq National Market or any national securities exchange on which shares of our common stock are listed or admitted for trading) falls below $4.00 at any time on or prior to May 31, 2004.

Substantially all of the shares that were purchased by 401(k) plan participants within the time period which would be covered by the rescission offer were purchased at a price of less than $4.00 per share. Even assuming the closing price of our stock were to decline to $3.70 per share prior to May 31, 2004 (thus triggering our obligation to make the rescission offer), we would be required to make an aggregate payment of less than $5,000, and the resulting recorded charge to our earnings would be less than $500, if all offerees whose shares were purchased for their 401(k) plan account at a price in excess of $3.70 per share (approximately 1,200 shares) were to accept the offer. Of course, if, at the time we are required to conduct the rescission offer, the closing price of our common stock were to be less than $3.70 per share, the amount we would be required to pay and the corresponding charge to our earnings would increase.

We concluded that it would be impractical to make the rescission offer unless the trading price of our common stock were to decrease below $4.00 prior to May 31, 2004 principally for the following reasons:

•	the Securities Act of 1933 does not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered under the Securities Act of 1933 as required;

•	a rescission offer may not terminate possible claims, litigation, penalties or fines as purchasers of our stock may continue to have rights;

•	the Employee Retirement Income Security Act, or “ERISA,” governing employee benefits plans such as our 401(k) plan would prohibit the repurchase of any assets from our 401(k) plan for a purchase price which is less than the fair market value of the assets;

•	the expense of any rescission offer would be likely to exceed substantially the amounts which any 401(k) plan participants likely would or could (given the foregoing ERISA limitations) accept in the rescission offer; and

•	recent market prices of our common stock are substantially higher than the purchase prices of substantially all of the shares held in plan participants’ 401(k) plan accounts which could be the subject of a rescission offer.

As of the date hereof, no claims for rescission have been made against us. We cannot assure you, however, that we will not otherwise be subject to possible claims, litigation, penalties or fines relating to such sales. Any claims, litigation, penalties or fines which could be asserted against us relating to these sales could have a material adverse effect on our liquidity and results of operations.

We derive a portion of our sales from operations in international markets, which may be subject to political, economic and social instability.

Approximately 10% of our sales for the year ended December 31, 2002 was derived from our international operations. One component of our growth strategy is to expand our international sales efforts. However, to the extent we are successful in expanding our international sales and operations, we will be increasingly exposed to risks inherent in operating in foreign jurisdictions, including:

•	imposition or increase of investment and other restrictions by foreign governments;

•	potential adverse tax consequences, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	the imposition of additional foreign governmental controls or regulations on the sale of our orthopedic devices and related products;

•	increased instances of political, social and economic instability;

•	currency risk between the U.S. dollar and foreign currencies;

•	a shortage of high-quality international salespeople and distributors;

•	changes in tariffs and other trade restrictions or barriers;

•	exposure to different legal, regulatory and political standards in multiple countries; and

•	acts of terrorism and acts of war.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.

We rely on a combination of patents, trade secrets, copyrights, trademarks, license agreements and contractual provisions to establish and protect our intellectual property rights in our products and the processes for the development, manufacture and marketing of our products. These legal means, however, afford only limited protection and may not adequately protect our rights. In addition, we cannot assure you that any of our pending patent or trademark applications will issue. The U.S. Patent and Trademark Office may deny or require significant narrowing of claims in our pending patent applications, and patents issuing from the pending patent applications, if any, may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the U.S. Patent and Trademark Office. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

In addition, we hold patent and other intellectual property licenses from third parties for some of our products and on technologies that are necessary in the designing and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business.

Other parties may have filed applications for or been issued patents and in the future may obtain additional patents and intellectual property rights related to products that compete with or are similar to our products. We may not be aware of all patents potentially adverse to our interests that may have been issued to others, and there can be no assurance that such patents do not exist or have not been filed or issued. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses thereto or to develop or acquire alternate technology, which would have a material adverse affect on us.

There can be no assurance that the validity of any of the patents or other intellectual property owned by us or licensed to us would be upheld if challenged by others in litigation or that our products, even if covered by our patents or other intellectual property, would not infringe patents owned by others.

We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part, with confidentiality agreements and invention assignment agreements with our employees, our designing and consulting surgeons and our other consultants. Our agreements with independent sales agents and distributors also contain confidentiality agreements. We cannot assure you, however, that:

•	these confidentiality agreements will not be breached;

•	we will have adequate remedies for any breach;

•	the FDA or another governmental agency may require disclosure of such information in order for us to have the right to market a product; or

•	trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

Also, our competitors may allege that our products infringe their patents leading to voluntary or involuntary loss of sales from those products. In addition, the cost to prosecute infringements of our patents or the cost to defend our products against patent infringement actions by others could be substantial and increasing.

If we lose any future intellectual property lawsuits, a court could require us to pay significant damages or prevent us from selling our products.

Litigation involving patents and other intellectual property rights is common in the orthopedic industry, and companies in this industry have used intellectual property litigation in an attempt to gain a competitive advantage. In the future, we may become a party to lawsuits involving patents or other intellectual property. If we lose one of these proceedings, a court, or a similar foreign governing body, could require us to pay significant damages to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign our products, or prevent us from manufacturing, using or selling our products. In addition to being costly, protracted litigation to defend or prosecute our intellectual property rights could seriously detract from the time our management would otherwise devote to running our business. Intellectual property litigation relating to our products could cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

We may be liable for contamination or other harm caused by hazardous materials that we use.

Our research and development and manufacturing processes involve the use of hazardous materials. We are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials or waste. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials or waste, and we may incur liability as a result of any contamination or injury. In addition, under some environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste disposal sites. We may incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a significant negative impact on our financial condition.

If a natural or man-made disaster strikes our manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time, which could cause our sales to decline.

We principally rely on our manufacturing facilities in Austin, Texas and Chattanooga, Tennessee, as well as a contract manufacturer located in Acuna, Mexico. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event one of our facilities was affected by a disaster, we would be forced to rely on third-party manufacturers or shift production to our other manufacturing facilities. We currently carry insurance to protect us against disasters. However, such insurance may not be sufficient to cover all of our potential losses or may become unavailable on acceptable terms, if available at all.

To remain competitive, we may have to move more of our manufacturing operations to foreign countries.

We currently have no manufacturing operations in any foreign country other than Mexico. The cost of transporting some of our products to foreign countries is currently borne by our customers, who are usually required to pay foreign import duties on the products. As a result, the cost of these products to customers who use or distribute them outside the United States is often greater than the cost of products manufactured in their own country. In addition, foreign manufacturers of competitive products often receive various local tax concessions, which lower their overall manufacturing costs. In order to compete successfully in the event we are successful in expanding our international sales and operations, we may be required to open or acquire manufacturing operations abroad, which would be costly to implement and would increase our exposure to the risks of doing business in international countries. If we were to do this, we may not be able to operate successfully our foreign manufacturing operations, which could have a material adverse effect on our international operations and on our overall business, financial condition, results of operations and future prospects.

Our business plan relies on certain assumptions about the market for our products, which, if incorrect, may adversely affect our profitability.

Our ability to achieve our business objectives is subject to a variety of factors, many of which are beyond our control. For example, we believe that the relative increase in the aging of the general population and increasingly active lifestyles will continue and that these trends will increase the need for our orthopedic implant products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize or if non-surgical treatments gain more widespread acceptance as a viable alternative to orthopedic implants.

Risks Related to Government Regulation

We are subject to substantial government regulation that could have a material adverse effect on our business.

Government regulation in the U.S. and other countries is a significant factor affecting the research, development, manufacture and marketing of our products. In the U.S., the FDA has broad authority to regulate the development, manufacture, marketing and sale of medical devices. Overseas, these activities are subject to foreign governmental regulation, which is in many respects similar to regulation in the U.S. but which vary from country to country. U.S. and foreign regulation continues to evolve, which could result in additional burdens on our operations. Failure to comply with applicable regulations can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, operating restrictions, and criminal prosecution. Additionally, the cost of maintaining personnel and systems necessary to comply with applicable regulations is substantial and increasing.

Many of our products require or will require regulatory approval prior to being marketed. The process of obtaining these approvals can be lengthy and expensive. We may not be able to obtain or maintain necessary approvals for testing or marketing our products. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which our products may be marketed or other restrictions or requirements that reduce the value to us of the products. Regulatory authorities may also withdraw product approvals if we fail to comply with regulatory standards or if any problems related to our products develop following initial marketing. We are also subject to strict regulation with respect to our manufacturing operations. This regulation includes testing, control and documentation requirements, and compliance with current good manufacturing practices is monitored through inspections by regulatory authorities. Delays in the receipt of, or failure to receive necessary approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements could have a significant negative effect on our financial condition and results of operations.

Certain federal laws regarding Medicare, Medicaid and physician self-referrals are far-reaching, and we may be required to alter one or more of our practices to be in compliance with these laws. Health care fraud and abuse regulations are complex, and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the statute has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or they could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

Modifications to our marketed devices may require FDA regulatory clearances or approvals and may require us to cease marketing or recall the modified devices until such clearances or approvals are obtained.

When required, the products we market in the U.S. have been subjected to Pre-market Notification requirements under Section 510(k) of the Federal Food Drug & Cosmetics Act or were exempt from the 510(k) Pre-market Notification process. We have modified some of our products and product labeling since obtaining 510(k) clearance, but we do not believe these modifications require us to submit new 510(k) notifications. However, if the FDA disagrees with us and requires us to submit a new 510(k) Pre-market Notification for modifications to our existing products, we may be the subject of enforcement actions by the FDA and be required to stop marketing the products while the FDA reviews the 510(k) Pre-market Notification. If the FDA requires us to go through a lengthier, more rigorous examination than we expect, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will be subject to the more costly, lengthy and uncertain Pre-market Approval, or PMA, process. Products that are approved through the PMA process generally need FDA approval before they may be modified.

Our products may be subject to product recalls even after receiving clearance or approval, which would harm our reputation and our business.

The FDA and foreign regulatory authorities have the authority to request and, in some cases, require the recall of products in the event of material deficiencies, design defects or manufacturing defects. A governmental mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, design defects, or any other incidents related to our medical devices, including, but not limited to, adverse event recalls, cease and desist communications and any other product liability issues related to our medical devices. Any product recall would divert managerial and financial resources and harm our reputation with customers and our business.

If adequate levels of reimbursement from third-party payors for our products are not obtained, surgeons and patients may be reluctant to use our products, and our sales may decline.

Our sales depend largely on government health care programs such as Medicare and Medicaid and private health insurers reimbursing patients’ medical expenses. Surgeons, hospitals and other health care providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Consequently, we may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement.

Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products. Health care providers may attempt to control costs by (i) authorizing fewer elective surgical procedures, including joint reconstructive surgeries; (ii) requiring the use of the least expensive implant available; or (iii) reducing the reimbursement for or limiting the number of authorized visits for rehabilitation procedures.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new devices and procedures. Canada and some European countries, in particular France, have tightened reimbursement rates. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline.

Risks Related to Owning Our Common Stock

If a significant number of shares of our common stock are sold into the market, the market price of our common stock could significantly decline, even if our business is doing well.

Our stockholders may sell their common stock, and our employees, directors, officers, sales representatives and distributors may exercise their stock options in order to sell the common stock underlying their options in the market under a registration statement we have filed with the SEC. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales may occur could depress the market price of our common stock and impair our ability to raise additional capital through the sale of our equity securities. As of August 11, 2003, Galen Partners beneficially owned approximately 35% of our outstanding shares of common stock. Officers, directors and our principal stockholders owning an aggregate of approximately 18,535,213 shares of our common stock have agreed that they will not, without the prior written consent of the underwriters in our public offering of our common stock completed on August 11, 2003, directly or indirectly sell any of these restricted shares, or any of the 1,291,644 shares of our common stock that we may issue upon the exercise of outstanding options or warrants held by such officers, directors and principal stockholders, for 180 days after the closing of our public offering of common stock on August 11, 2003. The underwriters currently have no intention to waive these restrictions.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage, delay or prevent a takeover attempt.

Provisions of our certificate of incorporation, our bylaws and Delaware law may discourage, delay or prevent another company from merging with us or from acquiring us, even if our stockholders were to consider such merger or acquisition to be favorable.

Our stock price may be volatile and your continued investment in our common stock could suffer a decline in value.

While there is currently a public market for our common stock, trading may not continue. You may be unable to resell shares of our common stock at or above the original sales price thereof. There has been significant volatility in the stock market and in particular in the market price and trading volume of securities of orthopedic companies and other health care companies, which has often been unrelated to the performance of the companies. These broad market fluctuations may negatively affect the market price of our common stock. Market volatility has also resulted in dramatic declines in a particular company’s stock price in response to specific news about that company which investors perceive as unfavorable. Some specific factors that may have a significant effect on the market price of our common stock include:

•	actual or anticipated fluctuations in our operating results;

•	our announcements or our competitors’ announcements of technological innovations or new products;

•	clinical trial results;

•	changes in our growth rates or our competitors’ growth rates;

•	developments regarding our patents or other intellectual property rights, or those of our competitors;

•	FDA and international actions with respect to the government regulation of medical devices and third-party reimbursement matters;

•	public concern as to the safety of our products;

•	changes in U.S. or international healthcare policies;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our inability to raise any additional required capital;

•	conditions of other medical device companies or the medical device industry generally; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the medical device industry generally.

Our executive officers, directors and significant stockholders may be able to influence matters requiring stockholder approval.

As of September 27, 2003, our significant stockholders, executive officers and directors (including stockholders with which directors are affiliated, specifically Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P.) beneficially owned approximately 43% of our outstanding common stock. As a result, these individuals, together with Galen Partners III, L.P., Galen Partners International III, L.P., and Galen Employee Fund III, L.P. are able to substantially influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as acquisitions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company, could impede a merger, consolidation, takeover or other business combination which you, as a stockholder, may otherwise view favorably and may negatively impact the market price of our common stock. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders.

We do not expect to pay dividends for the foreseeable future.

We are effectively prohibited from paying cash dividends on our common stock for the foreseeable future under the terms of our credit agreement. Moreover, we plan to retain all earnings for investment in our business and do not plan to pay cash dividends at any time in the foreseeable future.

Our inability to obtain Arthur Andersen LLP’s consent will limit your ability to assert claims against Arthur Andersen LLP.

After reasonable efforts, we have not been able to obtain the written consent of Arthur Andersen LLP to our naming it in documents incorporated by reference in certain of the reports we file with the SEC as having certified the financial statements of Chattanooga Group, Inc. for its fiscal years ended July 3, 2000 and 2001, as required by Section 7 of the Securities Act of 1933. As a result, we have dispensed with the filing of their consent with the Securities and Exchange Commission in reliance on Rule 437a promulgated under the Securities Act. Consequently, your ability to assert claims against Arthur Andersen LLP will be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen LLP under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated in those financial statements. Therefore, your right of recovery under that section will be limited.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, the documents incorporated herein by reference and in our periodic reports filed and available from the SEC constitute forward-looking statements within the meaning of the U. S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. All forward-looking statements we make speak only as of the date on which they are made and we undertake no obligations to update them to reflect events occurring after the date on which they are made or to reflect the occurrence of unanticipated events. Forward-looking statements include, but are not limited to, statements about:

•	our estimates for future revenue and profitability;

•	our estimates of market opportunities for our products;

•	competitive factors, including technological advances achieved and patents issued to or acquired by competitors and generic competition;

•	our assessment of the likelihood of market acceptance of our products for current and potential uses;

•	the receipt of regulatory clearances and approvals;

•	domestic and foreign health care changes including future third-party payor reimbursement levels for treatments using our products;

•	the mix of revenues between domestic and foreign sales;

•	the mix of revenues between sales of our different products;

•	significant litigation adverse to us including product liability claims;

•	our ability to satisfy the financial covenants and other conditions contained in our credit facilities;

•	our estimates regarding our capital requirements, our need for additional financing and our ability to obtain required financing on terms that are acceptable to us;

•	the benefits to be derived from relationships with distributors and other industry participants; and

•	the other risks described under the headings “Risk Factors” beginning on page 1 of this prospectus and any other documents incorporated herein by reference.

Generally, you can identify these statements because they use words like “may,” “will,” “should,” “could,” “can,” “would,” “anticipate,” “believe,” “expect,” “future,” “estimate,” “intend,” “plan” and other similar expressions. These statements reflect only our current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen, including, among others, the risks we face as described on the previous pages and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which represent our estimates and assumptions only as of the date of this prospectus. We are not obligated to release revisions to these forward-looking statements to reflect the occurrence of unanticipated events.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed herein, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price. We qualify all of our forward-looking statements by these cautionary statements.

THE COMPANY

We design, manufacture and distribute a comprehensive range of high quality orthopedic devices, sports medicine equipment and other related products for the orthopedic industry. We sell our products to orthopedic surgeons, physical and occupational therapists and other orthopedic specialists who use our products to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports related injuries. Our soft goods and rehabilitation products are used before surgery to offset the progression of an orthopedic condition. Our surgical implants are used in reconstructive surgical procedures for the knee, hip, shoulder and spine. After surgery, our rehabilitation and soft goods products are used to rehabilitate the patient. As a result, we believe our products address a wide spectrum of the orthopedic continuum of care.

We currently market and distribute our products through three operating divisions: our Surgical Division, our Chattanooga Group Division and our Soft Goods Division. Our Surgical Division provides implant products across all three major segments of the orthopedic surgical market, including reconstructive joint products (such as hip, knee and shoulder implants), trauma products and spinal implants. Our Chattanooga Group Division is a leader in domestic sales of many of the products used for orthopedic rehabilitation. Our Soft Goods Division provides orthopedic soft goods that are used to assist the patient in recovery from an injury or a surgical procedure and to protect against further injury. Total revenue from all three divisions was $95.5 million in 2002 and $52.9 million during the six months ended June 28, 2003. Our income from operations was $7.1 million in 2002 and $4.2 million during the six months ended June 28, 2003.

Throughout our history, we have strongly emphasized research and development to expand the product line of our Surgical Division. Since our inception, we have developed numerous products and have obtained regulatory approval for over 100 products and product improvements. We continue to develop internally new products to enhance our growth. For example, we have commenced the sale of several new products in 2003, including the 3DKnee™ System, our data driven design total knee replacement. In addition to a continued focus on product innovation within our Surgical Division, our Chattanooga Group Division continues its historical pattern of investing in product development. For example, we recently began selling VitalStim™, a product used for the treatment of dysphagia, a swallowing disorder.

We have used strategic business acquisitions to broaden our product offering and to increase our customer base. Since July 1, 2001, we have completed two significant acquisitions that have allowed us to expand our business into two new product segments of the orthopedic market, orthopedic soft goods and rehabilitation equipment, both of which complement our Surgical Division. In July 2001, we purchased the orthopedic soft goods, patient safety devices and pressure care product lines of Kimberly-Clark Corporation, which currently form the basis of our Soft Goods Division. In February 2002, we purchased Chattanooga Group, Inc., a provider of orthopedic rehabilitation products, which became our Chattanooga Group Division.

Our principal executive offices are located at 9800 Metric Boulevard, Austin, Texas 78758, and our telephone number is (512) 832-9500.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we currently intend to use the net proceeds we receive from the sale of any common stock under this prospectus for general corporate purposes, including, but not limited to:

•	the repayment of debt;

•	capital expenditures;

•	acquisitions;

•	the possible repurchase of our common stock;

•	the financing of potential investments;

•	working capital; and

•	other purposes as mentioned in any prospectus supplement.

We will not receive any proceeds from any sales by the selling stockholders of their shares of common stock.

Pending such use, we may temporarily invest the net proceeds. The precise amounts and timing of this application of proceeds will depend upon our funding requirements and the availability of other funds. Except as mentioned in any prospectus supplement, specific allocations of the proceeds to such purposes will not have been made at the date of that prospectus supplement.

SELLING STOCKHOLDERS

We are registering 6,500,000 shares of common stock covered by this prospectus for reoffers and resales by some of our stockholders. As used in this prospectus, selling stockholders will refer to these individuals, along with any pledgees, donees, transferees or successors in interest who may later hold the selling stockholders’ interests who are selling shares received after the date of this prospectus from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. In addition, upon our being notified by a selling stockholder that a pledgee, donee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed to the extent required by law.

The following table lists each selling stockholder and as of October 20, 2003, sets forth

•	the number of shares of common stock beneficially owned by each of the selling stockholders;

•	the number of shares of our common stock being registered for sale in this offering;

•	the number of shares beneficially owned by each selling stockholder after the offering assuming the sale of all shares of our common stock being registered on behalf of each selling stockholder in this offering; and

•	the percentage of common stock beneficially owned by each selling stockholder after this offering assuming each selling stockholder sells all of the shares of our common stock being registered on such stockholder’s behalf.

As of October 20, 2003, there were 36,709,936 shares of our common stock outstanding.

Pursuant to the rules of the SEC, shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares. Each person is deemed to be the beneficial owner of securities which may be acquired within sixty days through the exercise of options, warrants, and rights, if any, and such securities are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person. However, any such shares are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person, except as noted.

	Shares beneficially owed as of October 20, 2003 and prior to the sale of shares covered by this prospectus (1)(2)	Number of shares covered by this prospectus	Shares beneficially owned after the sale of shares covered by this prospectus (2)
Name of selling stockholder and position with Encore			Number	Percent

Galen Partners III, L.P. (3)	11,678,820	3,211,895	8,466,925	19.4%

Galen Partners International III, L.P.	1,057,082	290,717	766,365	1.8%

Galen Employee Fund III, L.P.	48,264	13,274	34,990	*

CF Holdings, Ltd. (4)	1,303,164	342,314	947,140	2.2%

Nicholas Cindrich (5)	1,375,872	13,710	1,019,848	2.3%

Ivy Orthopedics Partners, LLC	1,042,049	299,458	742,591	1.7%

CapitalSource Holdings LLC	1,646,663	1,646,663	—	*

Kenneth W. Davidson, Chairman of the Board, CEO	814,100	233,952	580,148	1.3%

Northlea Partners, Ltd. (6)	394,931	113,493	281,438	*

Dr. Craig L. Smith, Chief Scientific Officer	276,031	79,324	196,707	*

August B. Faske, Executive Vice President, Chief Financial Officer	271,442	78,005	193,437	*

Harry L. Zimmerman, Executive Vice President, General Counsel, Secretary	256,750	73,783	182,967	*

Jack F. Cahill, Executive Vice President, President – Surgical Division	120,500	34,629	85,871	*

Kathy Wiederkehr, Executive Vice President – Human Resources	51,211	14,717	36,494	*

Jay M. Haft, Director	126,255	36,282	144,973	*

Dr. Richard O. Martin, Director	83,883	8,300	75,583	*

Bruce F. Wesson, Director (7)	12,895,658	9,483	12,886,175	29.5%

	33,497,675	6,500,000	26,641,651

*	Represents less than 1% of our outstanding common stock.
(1)	The amounts included in this column do not include any shares underlying options or warrants held by the selling stockholder that are not exercisable within 60 days of October 20, 2003.
(2)	Assumes all shares registered hereby are sold and no additional shares are acquired or otherwise become beneficially owned by the selling stockholders.
(3)	Consists of 11,176,691 shares of common stock and 502,129 shares of common stock underlying warrants exercisable within 60 days from October 20, 2003. Does not include (i) the 46,189 shares of common stock or (ii) the 2,075 shares of common stock underlying warrants exercisable within 60 days from October 20, 2003, beneficially owned by Galen Employee Fund III, L.P., the beneficial ownership of which is disclaimed by this person. Also, does not include (i) the 1,011,633 shares of common stock or (ii) the 45,449 shares of common stock underlying warrants exercisable within 60 days from October 20, 2003 beneficially owned by Galen Partners International III, L.P., the beneficial ownership of which is disclaimed by this person.
(4)	Consists of 1,191,177 shares of common stock owned by CF Holdings, Ltd., of which Mr. Cindrich, a former director and chief executive officer of Encore is a significant stockholder of the corporate general partner and a limited partner. Also includes 111,987 shares of common stock underlying options exercisable within 60 days from October 20, 2003.
(5)	Of the shares attributed to Mr. Cindrich, 1,191,177 of the shares listed are beneficially owned by CF Holdings, Ltd., of which he is a significant stockholder of the corporate general partner and a limited partner. Mr. Cindrich disclaims beneficial ownership of common stock held by CF Holdings, Ltd., except to the extent of his pecuniary interest therein. Also includes 136,987 shares of common stock underlying options exercisable within 60 days of October 24, 2003, 111,987 of which are held by CF Holdings, Ltd.

(6)	Northlea Partners, Ltd., a limited partnership, has John H. Abeles, M.D. as the general partner and the Abeles Family Trust is the sole limited partner. Dr. Abeles is a director of Encore. Dr. Abeles has sole voting and investment power with respect to such shares.
(7)	Of the shares attributed to Mr. Wesson, all but 33,000 of the shares listed are beneficially owned by the Galen entities, of which he is a general partner of entities that control the general partner of the Galen entities. Mr. Wesson does not have sole voting or investment power with respect to such shares, and Mr. Wesson disclaims beneficial ownership of these shares except to the extent of each of his pecuniary interest therein. Includes 63,492 shares held by Galen Advisors, LLC of which Mr. Wesson is a member. Mr. Wesson does not have sole voting or investment power with respect to such shares and Mr. Wesson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Includes options held by Mr. Wesson to acquire 15,000 shares of common stock, which are exercisable within 60 days from October 20, 2003.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to the actual provisions of our certificate of incorporation and bylaws, each as amended to date, which describe the relative terms of the classes and series of our capital stock, as well as applicable law, copies of which have been previously filed with the SEC.

Our certificate of incorporation provides that our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. Of the authorized shares of our preferred stock, 255,000 shares have been designated as shares of our Series A Preferred Stock. The remaining 745,000 shares of our authorized preferred stock are undesignated as to series.

As of October 20, 2003, 36,709,936 shares of our common stock and no shares of our Series A Preferred Stock were issued and outstanding. As of October 1, 2003, the outstanding shares of our common stock were held by 84 stockholders of record. We believe that the number of beneficial owners of our common stock on that date was substantially greater.

Common Stock

On all matters submitted to a vote of our stockholders, the holders of our common stock are entitled to one vote for each share held of record. Our certificate of incorporation does not entitle the holders of our common stock to cumulate votes. Subject to preferences that may be applicable to any then outstanding series of our preferred stock, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to our stockholders after the payment of all our debts and other liabilities, subject to the prior rights of any then outstanding series of our preferred stock.

The holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Upon the closing of our August 11, 2003 public offering, all outstanding shares of our Series A Preferred Stock were converted into an aggregate of approximately 13,160,300 shares of common stock. Our board of directors has the authority, without further action by our stockholders, to provide for the issuance of our preferred stock in one or more series and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions on such rights. The preferences, powers, rights and restrictions of different series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of a series of our preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or affect adversely the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any additional shares of our Series A Preferred Stock or to designate or issue any additional series of our preferred stock.

Warrants and Options

In connection with certain senior subordinated notes (the “Notes”) that we issued to CapitalSource Finance LLC (“CapitalSource”) on February 8, 2002, we also issued warrants to an affiliate of CapitalSource. These warrants are exercisable until February 8, 2009 and entitle the holders to purchase up to an aggregate of 2,198,614 shares of our common stock for a purchase price of $0.01 per share.

Equity Compensation Plan Information

As of December 31, 2002, we had the following options, warrants and other purchase rights issued and outstanding under our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,077,942	$2.45	1,491,937
Equity compensation plans not approved by security holders	863,485	$3.75	775,500

Total	1,941,427	$3.03	2,267,437

We have seven stock option plans. All options granted under these plans are exercisable for shares of our common stock. Only three of these plans were adopted with the approval of our security holders. The remaining four plans were adopted without approval of our security holders and are described briefly as follows:

•	Our 1997 Distributor Advisory Panel Stock Option Plan provides for the grant of stock options to our sales representatives and the distributors of our products.

•	Our 1997 Surgeon Advisory Panel Stock Option Plan provides for the grant of stock options to the members of our surgeon advisory panel.

•	Our 1993 Distributor Stock Option Plan provided for the grant of stock options to our sales representatives and distributors of our products. Although we no longer issue options under this plan, previously granted options remain outstanding.

•	Our 1993 Surgeon Advisory Panel Stock Option Plan provided for the grant of stock options to prior members of our surgeon advisory panel. Although we no longer issue options under this plan, previously granted options remain outstanding.

Stock options granted pursuant to the foregoing plans may have exercise prices which are equal to, less than, or greater than the fair market value of the option shares as of the date of the grant. The shares subject to the options may vest, or become exercisable ratably, over a predefined period. The options expire no more than ten years from the date of grant.

We have granted certain options to purchase shares of our common stock to other non-employees. These options were not granted pursuant to any of the foregoing plans but have substantially similar terms as the terms of the options granted pursuant to the plans described above.

Registration Rights

In connection with the transaction related to the issuance of our Series A Preferred Stock in June 2001, we entered into an Investor Rights Agreement, whereby we granted the purchasers of our Series A Preferred Stock certain registration rights, which are described below. Additionally, in connection with the acquisition of our subordinated debt in February 2002, we entered into another Investor Rights Agreement with CapitalSource Holdings LLC, whereby we granted CapitalSource Holdings LLC registration rights essentially equivalent to those previously granted to the holders of our Series A Preferred Stock. As of September 27, 2003, the registration rights granted to certain holders of shares of our common stock (acquired upon conversion of shares of our Series A Preferred Stock) and to the holders of our outstanding warrants cover 13,160,300 and 2,198,614 registrable shares of our common stock, respectively. The registration rights granted under the Investor Rights Agreements also extend to any shares of our capital stock subsequently acquired by the investors.

Under the Investor Rights Agreements, the holders of the registrable securities may demand that we file a registration statement under the Securities Act covering some or all of the registrable securities under certain circumstances. We are not required to effect more than two demand registrations. In an underwritten offering, the managing underwriter of the offering has the right, subject to certain conditions, to limit the number of registrable securities to be included in the offering.

In addition, under the Investor Rights Agreements, the holders of the registrable securities have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act, other than a registration pursuant to the demand rights noted above or certain other excluded registrations, the holders of registrable securities may require us to include all or a portion of the registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter of the offering has the right, subject to certain conditions, to limit the number of registrable securities to be included in the offering.

Further, if we are eligible to effect a registration on Form S-3, under certain circumstances, the holders of registrable securities may demand that we file a registration statement on Form S-3 covering all or a portion of the registrable securities, provided that the registration has an aggregate offering price of $1.0 million and that we are not required to effect more than two such registrations in any twelve month period.

In general, we will bear all fees, costs and expenses of any registration of the registrable securities, other than underwriting discounts and commissions.

Delaware Anti-Takeover Law and Provisions of our Certificate of Incorporation and Bylaws

Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for a third-party to acquire us or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares will be held tendered in a tender or exchange offer); or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

Generally, a business combination includes a merger, consolidation, stock sale or asset sale involving 10% or more of a corporation’s assets, and other similar transactions resulting in a financial benefit to an interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our by-laws contain any such exclusion.

Charter and Bylaws Anti-Takeover Provisions

General. A number of provisions of our certificate of incorporation and our bylaws concern matters of corporate governance and the rights of our stockholders. Some of these provisions, as well as the ability of our board of directors to issue shares of the preferred stock and to set the voting rights, preferences and other terms of the preferred stock, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors. Those provisions may also discourage takeover attempts which some of our stockholders may deem to be in their best interests.

Board of Directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Pursuant to our certificate of incorporation, our board of directors is divided into three classes, Class A, Class B and Class C. The classes are as nearly equal in number of directors as possible. Each director shall serve for a term expiring at the third annual meeting following the annual meeting at which the director was elected. As a result of the division of our board of directors into three classes and in accordance with Delaware law, our stockholders may remove members of our board of directors only for cause.

The classification of our board of directors, together with the ability of our board of directors to issue additional shares of our preferred stock without further shareholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the stockholders.

Amendment of Bylaws. As permitted by Delaware law, our certificate of incorporation gives our directors the power to make, alter, amend, change, add to or repeal our bylaws. Additionally, our stockholders are entitled to amend our bylaws upon the affirmative vote of at least a majority of the shares entitled to vote at a meeting of our stockholders at which a quorum is present.

Special Meetings of Our Stockholders. Our bylaws provide that a special meeting of our stockholders may only be called by our chief executive officer, our president, our board of directors or by one or more of our stockholders who together own of record at least 30% or more of the outstanding shares of our capital stock entitled to vote at the meeting. Our bylaws provide that the written notice of every special meeting of our stockholders must include a statement of the purpose or purposes for which the meeting is to be held. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of us.

The foregoing provisions of our certificate of incorporation, as amended, bylaws and the Delaware General Corporation Law may have the effect of deferring or discouraging hostile takeovers or delaying changes in control of our company.

Limitation on Liability of Directors and Indemnification

Our certificate of incorporation limits our directors’ personal liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derives an improper personal benefit.

This provision will generally not limit liability under state or federal securities laws and does not affect the availability of equitable remedies such as an injunction or rescission for breach of fiduciary duty.

Delaware law and our certificate of incorporation each provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorneys’ fees. Further, any person entitled to indemnification by us also has the right, subject to certain limitations, to require us to pay or reimburse the person for all incurred expenses in advance of the final disposition of the proceeding. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification. At present, there is no pending material litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted.

Listing on the Nasdaq National Market

Our common stock is quoted on the Nasdaq National Market under the symbol “ENMC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota N.A.

SHARES ELIGIBLE FOR FUTURE SALE

As described below, only a limited amount of shares are available for sale following conclusion of our August 11, 2003 public offering due to contractual and legal restrictions that apply to resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect the sales price.

Sale of Restricted Shares and Lock-Up Agreements

On October 20, 2003, we had an aggregate of 36,709,936 outstanding shares of common stock. All of the 10,637,500 shares sold in our August 2003 offering and approximately 7,233,877 shares of our common stock which were previously registered are all freely tradable.

The remaining 18,838,559 shares of common stock outstanding, including the 13,160,300 shares of common stock issued upon the conversion of all the shares of our Series A Preferred Stock, are “restricted securities” within the meaning of Rule 144. Such restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act of 1933, which are discussed below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

Prior to the closing of our August 2003 public offering, our officers, directors, and stockholders holding, in the aggregate, 16,903,545 shares of our common stock after giving effect to the conversion of Series A Preferred Stock, agreed to be subject to lock-up agreements with the underwriters generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days (through February 7, 2004) without the prior written consent of SG Cowen Securities Corporation. The 16,903,545 shares of our common stock subject to lock-up agreements with SG Cowen Securities Corporation which terminate on February 7, 2004 represent approximately 70% of our total outstanding shares of common stock or approximately 98% of the 18,838,559 restricted shares of our common stock.

Under our registration rights agreements, the holders of approximately 13,160,300 shares of the common stock and the holders of warrants to purchase approximately 2,198,614 shares of common stock are entitled to require us to register the sales of their shares under the Securities Act of 1933, subject to limitations specified in those agreements.

Rule 144

In general, under Rule 144 as in effect on the date of this report, a person, including any of our affiliates, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is (subject to the lock-up agreements described above) entitled to sell within any three-month period a number of shares of our common stock that, together with sales of any securities with which such person’s sales must be aggregated, does not exceed the greater of:

•	one percent of the shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale on Form 144 is filed with the Securities and Exchange Commission.

Sales of restricted securities under Rule 144 are also subject to certain requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares of our common stock proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, would (subject to the lock-up agreements described above) be entitled to sell those shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Stock Options

As of September 27, 2003, we had issued options to purchase 1,958,268 shares of our common stock, including fully vested options to purchase 1,339,156 shares. Upon the expiration of the lock-up agreements described above, at least 1,332,353 shares of our common stock will be subject to vested options. Subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, the shares of our common stock underlying those options are available for sale in the open market immediately following the expiration of the lock-up period.

We have currently effective registration statements on Form S-8 under the Securities Act covering approximately 5,380,133 shares of common stock reserved for issuance under our stock option plans and other option grants. As a result, any shares acquired upon the exercise of options granted under these plans or grants also are freely tradable in the public market (unless subject to the lock-up agreements described above). However, such shares held by affiliates still are subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resaleable under Rule 701.

In addition to possibly being able to sell option shares without restriction under a Form S-8 registration statement when effective, persons other than our affiliates are allowed under Rule 701 to sell shares of our common stock issued upon exercise of stock options (subject to the lock-up agreements described above), subject only to the manner of sale provisions of Rule 144 and to the lock-up period related to our August 2003 public offering. Our affiliates may (subject to the lock-up agreements described above) also begin selling option shares, but are subject to all of the Rule 144 restrictions except for the one-year holding period requirement.

PLAN OF DISTRIBUTION

We and/or the selling stockholders may sell the common stock offered by this prospectus in any one or more of the following ways:

•	directly to investors;

•	to investors through agents;

•	to dealers;

•	through underwriting syndicates led by one or more managing underwriters;

•	through one or more underwriters acting alone; or

•	through a combination of such methods of sale.

The name of any such underwriter, dealer or agent involved in the offer and sale of the common stock, the amount underwritten and the nature of its obligation to take the common stock will be set forth in the applicable prospectus supplement. We have, along with the selling stockholders, reserved the right to sell the common stock directly to investors on our own behalf, or on behalf of the selling stockholders, in those jurisdictions where we, or the selling stockholders, are authorized to do so. The sale of the common stock may be effected in transactions:

•	on any national or international securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market;

•	through the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	by a broker/dealer as principal and resale by the broker/dealer for its account; or

•	in a combination of any of the above.

We and/or the selling stockholders, and our respective agents and underwriters, may offer and sell the securities:

•	at a fixed price or prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any of the prices may represent a discount from the prevailing market prices.

If we and/or the selling stockholders use underwriters to sell common stock, we and/or the selling stockholders will enter into an underwriting agreement with them at the time of the sale to them. In connection with the sale of the common stock, underwriters may receive compensation from us and/or the selling stockholders in the form of underwriting discounts, concessions or commissions and may also receive commissions from purchasers of the common stock for whom they may act as agent. Any underwriting compensation paid by us or the selling stockholders to underwriters or agents in connection with the offering of the common stock, and any discounts, concessions or the commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement to the extent required by applicable law. Underwriters may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

Dealers and agents participating in the distribution of the common stock may be deemed to be underwriters under the Securities Act of 1933, and any discounts and/or commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Because selling stockholders may be deemed to be underwriters within the meaning of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

If so indicated in the applicable prospectus supplement, we and/or the selling stockholders will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase offered common stock from us and/or the selling stockholders at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled, under agreements entered into with us and/or the selling stockholders, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act of 1933.

To facilitate the offering of common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. These may include over-allotment, stabilization, syndicate, short covering transactions and penalty bids.

•	Over-allotment involves sales in excess of the offering size, which creates a short position.

•	Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been complete in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions.

These transactions may cause the price of the common stock sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

During such time as we and the selling stockholder may be engaged in a distribution of the common stock covered by this prospectus, we and the selling stockholders are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes us, the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participated in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

There can be no assurance that the selling stockholders will sell any or all of their shares of common stock covered by this prospectus.

FEDERAL TAX CONSIDERATIONS TO NON-UNITED STATES HOLDERS

The following is a summary of certain material United States federal income and estate tax considerations to a non-United States holder (as defined below) relating to the acquisition, ownership and disposition of shares of common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended, or, the Code, final, temporary and proposed United States Treasury regulations promulgated thereunder, Internal Revenue Service rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not address all the tax consequences that may be relevant to certain non-United States holders in light of the holder’s particular circumstances and it is not intended to be applicable in all respects to all categories of non-United States holders, some of whom may be subject to special rules not discussed below. The discussion below deals only with shares of common stock held as “capital assets” within the meaning of the Code (generally, property held for investment), and does not address purchasers of the common stock that may be subject to special rules (including, without limitation, certain expatriates, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities, partnerships or other pass through entities, holders whose functional currency is not the United States dollar and persons that hold the common stock as part of a straddle, hedge, conversion or other integrated transaction). In addition, the following discussion does not address any state, local or foreign tax considerations that may be relevant to a non-United States holder’s decision to purchase, own or dispose of shares of common stock.

The rules governing the United States federal income and estate taxation of a non-United States holder are complex, and no attempt will be made herein to provide more than a summary of those rules. Special rules may apply to a non-United States holder that is a controlled foreign corporation, passive foreign investment company or foreign personal holding company and therefore subject to special treatment under the Code. NON-UNITED STATES HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS WITH REGARD TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

For purposes of the federal income tax portion of this summary, a “non-United States holder” is a beneficial owner of common stock that for United States federal income tax purposes is a nonresident alien or a corporation, trust or estate that is not (1) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (2) an estate the income of which is subject to United States federal income taxation regardless of its source or (3) a trust (a) that is subject to the supervision of a court within the United States and one or more United States persons (as described in section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of the federal estate tax portion of this summary, a “non-United States holder” is a beneficial owner of common stock who is an individual who is not a United States citizen and who is not domiciled in the United States and who is not otherwise a resident of the United States for federal income tax purposes. A person acquires a domicile in the United States by living in the United States, even for a brief period, with “no definite present intention” of later removing from the United States. If domicile exists in the United States, an intention to change domicile does not actually effect such a change unless accompanied by an actual removal from the United States.

Dividends on Common Stock

Generally, any dividends paid to a non-United States holder of common stock will be subject to United States federal income tax withholding at a rate of 30% of the amount of the dividend, or at a lower applicable income tax treaty rate. However, if the dividend is effectively connected with the conduct of a United States trade or business of a non-United States holder, and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-United States holder, a non-United States holder generally will be taxed in the same manner as a United States holder. An effectively connected dividend received by a corporate non-United States holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though an effectively connected dividend is subject to United States federal income tax, and may be subject to the branch profits tax, it is not subject to withholding tax (unless derived through a partnership) if the non-United States holder delivers Internal Revenue Service Form W-8ECI (or successor form) annually to us or our agent.

United States Treasury regulations require a non-United States holder to provide certain certifications under penalties of perjury that such holder is not a United States person in order to obtain treaty benefits (and avoid backup withholding as discussed below), a non-United States holder must deliver to us or our agent a properly executed IRS Form W-8BEN (or successor form).

A non-United States holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

A non-United States holder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of such holder’s common shares. Instead, the excess portion of the distribution will reduce the adjusted basis of the shares. A non-United States holder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-United States holder otherwise would be subject to tax on gain from the sale or disposition of common shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-United States holder unless (i) a lower treaty rate applies and the non-United States holder files Internal Revenue Service Form W-8BEN (or successor form) evidencing eligibility for that reduced rate with us or our agent; or (ii) the non-United States holder files Internal Revenue Service Form W-8ECI (or successor form) with us or our agent claiming that the distribution is effectively connected income. However, a non-United States holder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized upon a sale, exchange or other disposition of common stock by a non-United States holder generally will not be subject to United States federal income tax unless:

(1) the gain is effectively connected with a trade or business conducted by the non-United States holder in the United States, and, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by such holder,

(2) in the case of a non-resident individual who holds stock as a capital asset, the individual has been present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and certain other requirements are met, or

(3) in the case of a non-United States holder who owns or has owned, actually or constructively, during the relevant statutory period more than 5% of our stock, we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other requirements are met.

Although there can be no assurance, we do not believe that we have been or currently are a “United States real property holding corporation”.

If the gain is effectively connected with a trade or business conducted by the non-United States holder in the United States, and, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by such holder, the non-United States holder generally will recognize capital gain or loss equal to the difference between the amount of cash proceeds and the fair market value of any property received in the sale, exchange or other disposition and the non-United States holder’s adjusted tax basis in the shares of common stock sold, exchanged, or otherwise disposed.

Federal Estate Taxes

Common stock that is beneficially owned by an individual non-United States holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The individual’s gross estate might also include the value of common stock which is held indirectly by the individual through one or more domestic or foreign entities. Non-United States holders are encouraged to consult their tax advisors regarding the inclusion of the value of the common stock in their gross estate in cases where it is owned indirectly through one or more entities.

Backup Withholding and Information Reporting

Dividends on common stock paid to a non-United States holder will generally be exempt from backup withholding tax, provided that non-United States holders meet applicable certification requirements or otherwise establish an exemption. Non-United States holders that fail to meet these requirements will be subject to backup withholding at the rate of 28%.

Payments of the proceeds from the sale of shares of common stock by or through the United States office of a broker will be subject to information reporting and backup withholding unless the non-United States holder certifies under penalties of perjury that it is a non-United States holder or otherwise establishes an exemption from information reporting and backup withholding.

Information reporting requirements and backup withholding tax generally will not apply to any payment of the proceeds of the sale of shares of common stock effected outside the United States by a foreign office of a “broker” (as defined in applicable United States Treasury Regulations). However, if the broker:

(1) is a United States person,

(2) derives 50% or more of its gross income from all sources for certain periods from the conduct of a United States trade or business,

(3) is a controlled foreign corporation as to the United States, or

(4) is a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or is a foreign partnership that is engaged in a trade or business in the United States, payment of the proceeds will be subject to information reporting requirements and/or backup withholding tax unless the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

Any amounts withheld from a payment to a non-United States holder under the backup withholding rules generally will be allowed as a credit against the non-United States holder’s United States federal income tax liability and may entitle the non-United States holder to a refund, provided that the required information is provided to the Internal Revenue Service.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports, any proxy statements and other information with the SEC. You can read our SEC filings, including this registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market.

We filed with the SEC a registration statement on Form S-3 (File No. 333-            ) under the Securities Act of 1933 to register with the SEC the common stock described in this prospectus. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement, certain parts which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and accompanying exhibits for more information about us and our common stock.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is legally considered to be part of this prospectus, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference. Any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the specific following documents that we have filed with SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 29, 2003 and June 28, 2003; and

•	Our Proxy Statement dated October 29, 2003 for our 2003 Special Meeting of Stockholders.

You may request a copy of these filings, without charge, by writing to us or telephoning us at 9800 Metric Blvd., Austin, Texas 78758, Attn: Harry L. Zimmerman, (512) 832-9500. We will not send exhibits to the filings, however, unless those exhibits have been specifically incorporated by reference.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or (i) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement and (ii) after the date of this prospectus and until we sell all of the common stock registered hereunder or otherwise terminate the offering of the common stock. Those documents will become a part of this prospectus from the date that the documents are filed with the SEC.

You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, shares of common stock in any state where the offer and sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date of the documents containing the information, regardless of the time of its delivery or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

LEGAL MATTERS

The validity of any common stock issued and sold by us hereunder will be passed upon for us by Winstead Sechrest & Minick P.C., Austin, Texas. The validity of any common stock sold by selling stockholders hereunder will be passed upon by Ropes & Gray LLP.

EXPERTS

The consolidated financial statements of Encore Medical Corporation as of December 31, 2002 and 2001 and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, upon the authority of said firm as experts in accounting and auditing. The audit report incorporated by reference herein refers to our adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

The consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2000 incorporated by reference in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Chattanooga Group, Inc. incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in its report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are so included in reliance upon the authority of said firm as experts in auditing and accounting in giving said report. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to the inclusion of its report in this prospectus, and we have not filed that consent in reliance on Rule 437a promulgated under the Securities Act. We refer you to “Risk Factors—Risks Related to Arthur Andersen LLP” as incorporated by reference herein for a discussion of the risks associated with the lack of Arthur Andersen’s consent.

CHANGE IN INDEPENDENT ACCOUNTANTS

In September 2001, we engaged KPMG LLP as our independent accountants. The decision to engage KPMG LLP as our independent accountants was approved by the audit committee of our board of directors. Prior to September 2001, we had not consulted with KPMG LLP on items that involved accounting principles or the form of audit opinion to be issued on our financial statements.

Prior to September 2001, we retained PricewaterhouseCoopers LLP as our independent accountants. PricewaterhouseCoopers LLP audited our financial statements for December 31, 2000 and all of our fiscal years prior to that date. The audit reports of PricewaterhouseCoopers LLP did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. We terminated our relationship with PricewaterhouseCoopers LLP, but did not have any disagreement with PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, with respect to the financial statements they audited, which disagreement, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused PricewaterhouseCoopers LLP to make reference to the matter of the disagreement in its reports.

13,500,000 Shares

Common Stock

Prospectus

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

Set forth below is an estimate (except in the case of the registration fee) of the amount of fees and expenses to be incurred by the registrant in connection with the issuance and distribution of the offered common stock.

Securities and Exchange Commission registration fee	$7,382.93
Nasdaq National Market listing fee	$22,500
Printing expenses	$50,000
Blue Sky fees and expenses	$15,000
Legal fees and expenses (other than Blue Sky)	$200,000
Accounting fees and expenses	$85,000
Miscellaneous fees and expenses	$20,117.07
Total	$400,000

All expenses itemized above shall be borne by our company.

Item 15.    Indemnification of Directors and Officers

Delaware General Corporation Law

We refer you to Section 145 of the Delaware General Corporation Law, which permits indemnification of, and advancement of expenses to, directors, officers, employees and agents of a corporation under certain conditions and subject to certain limitations, as set forth below. Such indemnification and advancement of expenses may be continued even if a person ceases to serve as a director, officer, employee or agent of the corporation and may inure to such person’s heirs, executors or administrators. Section numbers in this Item 15 refer to the Delaware General Corporation Law.

Section 145(a) empowers a corporation to indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of a corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or any other enterprise if he is or was serving such enterprise at the request of the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, does not of itself create a presumption, that the person to be indemnified did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal action, that he had reasonable cause to believe his conduct was unlawful.

Under Section 145(b), the indemnification a corporation may offer is extended to include indemnification for expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action by or in the right of a corporation, to procure a judgment in its favor, as long as the director, officer, employee or agent to be indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that such indemnification may not be extended to cover any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery, or such other court in which the action, suit or proceeding was brought, shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. In addition, Section 145(c) provides for mandatory indemnification by a corporation, including indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by a director or officer of the corporation, in the event that such person is successful on the merits or in defense of any action, suit or proceeding referred to in Sections 145(a) or (b), or in defense of any claim, issue or matter therein.

A corporation may indemnify a director, officer, employee or agent only as authorized in the specific instance and only upon a determination that indemnification is proper, given the facts and circumstances, because that person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Section 145(d) states that such a determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though the directors able to vote do not constitute a quorum; (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; (3) in the absence of any directors able to vote or at the direction of such directors, by independent legal counsel in a written opinion; or (4) by the stockholders of the corporation.

Pursuant to Section 145(e), a corporation may pay expenses incurred by an officer or director defending a civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt from such person or from another on behalf of such person, an undertaking to repay any amount paid in advance if that person is ultimately determined not to be entitled to indemnification. Expenses incurred by former directors and officers or other employees and agents may be so paid upon terms and conditions deemed appropriate by the corporation. Pursuant to Section 145(k), the Delaware Court of Chancery is vested with exclusive jurisdiction to hear all actions for advancement of expenses and may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Under Section 145(f), the indemnification and advancement of expenses provided by or granted pursuant to Section 145 is not to be deemed exclusive of the other rights persons seeking indemnification or advancement of expenses may have under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions taken in such person’s official capacity and as to actions taken in another capacity while holding such office.

Section 145(g) grants a corporation power to purchase and maintain insurance covering any person who is or was a director, officer, employee or agent of the corporation or who is or was serving in such capacity for another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation, which policy may insure any liability asserted against the insured in any such capacity, or arising out of his status, regardless of whether the corporation would otherwise have the power under Section 145 to indemnify him against such liability.

Section 145(h) states that the power to indemnify granted to any “corporation” extends to any constituent corporation absorbed in a consolidation or merger which, had its separate existence continued, would have been authorized to extend indemnification to its officers, directors, agents and employees. Pursuant to Section 145(i), employee benefit plans are covered as “other enterprises” and “serving at the request of the corporation” includes service as a director, officer, employee or agent of the corporation, which imposes duties on or involves services by, such person with respect to an employee benefit plan, its beneficiaries or participants.

The Delaware Court of Chancery is vested with exclusive jurisdiction to hear and determine actions for indemnification or advancement of expenses brought under Section 145 or under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Certificate of Incorporation and Bylaws

The registrant’s Certificate of Incorporation, as amended, provides, in Article Eighth, for indemnification to the fullest extent permitted by Delaware law, specifically providing for the advancement of expenses in accordance with Section 145(e). Moreover, the registrant’s Certificate of Incorporation provides that a director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability for any breach of that director’s duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, violations of Section 174 of the Delaware General Corporation Law, which regulates directors’ liability for unlawful payments of dividends and unlawful stock purchases and redemptions, and liability for any actions from which the director derived an improper personal benefit.

The registrant’s Bylaws, as currently in effect, set forth the provisions of Section 145 and, thus, also provide for indemnification to the full extent of Delaware law.

Insurance

The registrant currently maintains an insurance policy providing reimbursement of indemnification payments to directors and officers of the registrant and reimbursement of certain liabilities incurred by directors and officers of the registrant in their capacities as such, to the extent they are not indemnified by the registrant.

Item 16.    Exhibits

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set foth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or hight end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) fo not apply if the information required to be in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforeceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on October, 24, 2003.

ENCORE MEDICAL CORPORATION (registrant)

By:	/s/ KENNETH W. DAVIDSON

Kenneth W. Davidson Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Harry L. Zimmerman and Kenneth W. Davidson as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities to execute in the name of each such person, and to file, any amendments (including post-effective amendments) to this registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) that either of such attorneys shall deem necessary or advisable to enable the registrant to comply with requirements of the Securities and Exchange Commission with respect thereto, in connection with the registration of shares of common stock of the registrant that are subject to the registration statement, which amendments may make such changes in such registration statement as either of the above-named attorneys deems appropriate to comply with the undertakings of the registrant made in connection with this registration statement; and each of the undersigned hereby ratifies and confirms all that any said attorney-in-fact and agent, or any substitute or substitutes of either of them may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KENNETH W. DAVIDSON Kenneth W. Davidson	Chairman of the Board, Chief Executive Officer, Director	October 24, 2003

/s/ AUGUST B. FASKE August B. Faske	Executive Vice President—Chief Financial Officer (Principal Accounting and Financial Officer)	October 24, 2003

John H. Abeles, M.D.	Director

Alastair J. T. Clemow	Director

/s/ JAY M. HAFT Jay M. Haft	Director	October 24, 2003

Signature	Title	Date

Joel S. Kanter	Director

/s/ RICHARD O. MARTIN, PH.D. Richard O. Martin, Ph.D.	Director	October 24, 2003

/s/ KAREN R. OSAR Karen R. Osar	Director	October 24, 2003

/s/ ZUBEEN SHROFF Zubeen Shroff	Director	October 24, 2003

/s/ BRUCE F. WESSON Bruce F. Wesson	Director	October 24, 2003

Exhibit Index

Exhibit No.	Description
4.1	Form of HCAC Common Stock Certificate(1)

4.2	Form of Encore Medical Corporation Common Stock Certificates(2)

4.3	Investors’ Rights Agreement between Encore and the Initiating Holders dated June 12, 2001(3)

4.4	Investors’ Rights Agreement between Encore and CapitalSource Holdings LLC dated February 8, 2002(4)

4.5	Amendment No. 1 to Investors’ Rights Agreement between Encore and the Initiating Holders dated February 8, 2002(4)

4.6	Warrant issued by Encore to CapitalSource Holdings LLC dated February 8, 2002(4)

4.7	First Amended and Restated Note and Equity Purchase Agreement, by and between Encore and CapitalSource Finance LLC dated September 26, 2003*

4.8	Amended and Restated Credit Facility among Encore, Bank of America and certain Lenders dated September 26, 2003*

5.1	Opinion of Winstead Sechrest & Minick P.C. as to the legality of the securities being offered*

5.2	Opinion of Ropes & Gray LLP as to the legality of the securities being offered**

23.1	Consent of KPMG LLP*

23.2	Consent of PricewaterhouseCoopers LLP*

23.3	Consent of Winstead Sechrest & Minick P.C. (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page of this registration statement)*

*	Filed herewith
**	To be filed with prospectus supplement(s), as applicable.
(1)	Filed as an exhibit to Amendment No. 2 to registrant’s Registration Statement on Form S-1 (33-92854) filed with the SEC on February 20, 1996
(2)	Filed as an exhibit to registrant’s Form 10-K filed with the SEC on March 30, 1998
(3)	Filed as an exhibit to registrant’s Definitive 14A filed with the SEC on May 9, 2001
(4)	Filed as an exhibit to registrant’s Form 8-K filed with the SEC on February 25, 2002